UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 27, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

October 27, 2016.

Messrs.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref. Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

In accordance with the requirements set forth in the regulations under the United States Securities and Exchange Act, we hereby report that, in line with the provisions of Section 7 of Resolution no. 212/2016 (“Resolution 212”) issued by the Ministry of Energy and Mining (“MINEM”) - published in the Official Gazette on October 7, 2016-, the Regulatory Gas Body (“ENARGAS”) issued Resolution no. I/4054/2016 (“Resolution 4054”) –also published on October 7, 2016-. The later approves, starting October 7, 2016, the tariff charts for natural gas transportation public utilities carried out by TGS (the “Increase”).

Thus, the tariff adjustment is implemented, following (i) the provisions of the Transitory Agreement entered into on February 24, 2016 by and among MINEM, the Ministry of Public Finance and TGS (the “Transitory Agreement”), and (ii) ENARGAS’ approval through Resolution no. I/3724/16, issued in line with Section 2 of MINEM Resolution 31/2016 (both Resolutions were annulled by the Supreme Court of Justice through judgment rendered on August 18, 2016 in case “Centro de Estudios para la Promoción de la Igualdad y Solidaridad y otros c/ Ministerio de Energía y Minería s/Amparo Colectivo”, with respect to residential users).

The Increase was granted on the grounds of TGS’ economic and financial situation and must be regarded on account of the Integral Tariff Review.

The Increase is subject to compliance with a Mandatory Investment Plan pursuant to Resolution 4054 (the “Investment Plan”).

In accordance with the provisions of Section 7 of Resolution 212 and the Transitory Agreement, TGS shall not be allowed to pay dividends without the ENARGAS’ prior authorization, to which end evidence of compliance with the Investment Plan shall be submitted.

Sincerely,

Silvia Migone Díaz

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice President

Date: October 27, 2016